Registration No.

=============================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549
                              _________________

                                  FORM S-3
                           REGISTRATION STATEMENT
                                    UNDER
                         THE SECURITIES ACT OF 1933
                              _________________

                            BARNES & NOBLE, INC.
(Exact Name of Registrant as Specified in Its Charter)

                                  Delaware
       (State or Other Jurisdiction of Incorporation or Organization)


                                 06-1196501
                    (I.R.S. Employer Identification No.)


                              122 Fifth Avenue
                          New York, New York  10011
                               (212) 633-3300
        (Address, Including Zip Code, and Telephone Number, Including
           Area Code, of Registrant's Principal Executive Offices)
                              _________________

                               Leonard Riggio
                            Chairman of the Board
                            Barnes & Noble, Inc.
                              122 Fifth Avenue
                          New York, New York  10011
                               (212) 633-3300
          (Name, Address, Including Zip Code, and Telephone Number,
                 Including Area Code, of Agent For Service)
                              _________________

                                 Copies To:
                             Jay M. Dorman, Esq.
               Robinson Silverman Pearce Aronsohn & Berman LLP
                         1290 Avenue of the Americas
                          New York, New York  10104
                               (212) 541-2000
                              _________________

        Approximate date of commencement of proposed sale to public:
   From time to time after this Registration Statement becomes effective.

       If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

       If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

       If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering: [ ] ______________

       If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering: [ ] ______________

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                       CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------
                                     Proposed
                                      Maximum      Proposed      Amount
                                     Aggregate     Maximum         of
  Title of           Amount            Price      Aggregate     Registra-
 Shares to           to be             Per         Offering       tion
be Registered      Registered         Unit(1)      Price(1)        Fee
-----------------------------------------------------------------------------
Common Stock,
$.000001
par value         450,000 shares    $32.25       $14,512,500    $4,035
-----------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee. Pursuant to Rule 457(c), the offering price and registration fee are computed on the basis of the average of the high and low prices of the Common Stock on the New York Stock Exchange on December 22, 1998.

                              _________________
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

=============================================================================

The information in this prospectus is not complete and may be changed. The Selling Stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


               SUBJECT TO COMPLETION, DATED DECEMBER 24, 1998


                               450,000 Shares

                            BARNES & NOBLE, INC.

                                Common Stock


     The Shares covered by this Prospectus are for sale by The Riggio Foundation and Dia Center for the Arts. Barnes & Noble will not receive any money from those sales.


     The Shares have been gifted to the Selling Stockholders by Leonard Riggio. Mr. Riggio is the Chairman and Chief Executive Officer of Barnes & Noble, and he is also its principal stockholder.


     The Common Stock is traded on the New York Stock Exchange under the symbol "BKS". The closing sale price for the Common Stock on the New York Stock Exchange was $34.4375 per share on December 23, 1998.


     No underwriting is being used to sell Shares, so there will be no underwriting discounts. Normal brokerage commissions, discounts and fees will be paid by the Selling Stockholders.


     See "Risk Factors" on Page 2 for certain risks you should consider before you purchase any Shares.


   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.
                   Any representation to the contrary is a
                              criminal offense.


     You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.


              The date of this Prospectus is December   , 1998.

                                 THE COMPANY


     Barnes & Noble, Inc. is the largest retail bookseller in the United States. It operates 519 Barnes & Noble bookstores and 506 B. Dalton bookstores nationwide as of November 28, 1998. The Company also has a 50% interest in barnesandnoble.com, which is a leading bookseller on the World Wide Web and the exclusive bookseller on America Online. The Company also publishes books under its "Barnes & Noble Books" imprint for exclusive sale through the Company's retail stores, mail-order catalogs and Web site. The Company's principal executive offices are located at 122 Fifth Avenue, New York, New York 10011 and its telephone number is (212) 633-3300.



                                RISK FACTORS


     Before buying any Shares, you should consider the factors below, along with the other information in this Prospectus and the other documents to which we have referred you.


Expansion Strategy

     The Company's growth depends in part on its ability to open new stores and operate them profitably. The Company opened 50 stores in the current fiscal year and expects to open about the same number of stores next year. The Company's planned expansion is dependent on a number of factors. These include the availability of suitable store locations and the ability to obtain acceptable lease terms. Even if the Company finds suitable locations, other retailers may also want those sites. This may cause the Company to lose those sites or pay more for a site than it would prefer.


Seasonality

     The retail business is seasonal, and a significant portion of the Company's sales and operating profit are generated during the Christmas selling season. As a result, the Company's annual earnings are heavily dependent on the results of the Christmas selling season.


Competition

     The retail bookselling business is highly competitive. The Company competes with many different retail booksellers. These include thousands of independent booksellers who operate one store or a few stores in a local area, operators of other bookstore chains, either nationwide or in a particular region of the country, department stores that have book departments, drugstores, newsstands and other locations that sell mass market paperbacks, warehouse clubs, book clubs and Internet book retailers. Competition could reduce Company sales. It also may cause the Company to reduce its prices, which could reduce profits.

Internet Operations

     The Company's Internet business, barnesandnoble.com, has been operating since the Spring of 1997. Like most Internet retailing ventures, it has not operated at a profit. Through October 31, 1998, it had accumulated net losses of $42.8 million. These losses were offset recently by the $300 million investment made by Bertelsmann AG for 50% of barnesandnoble.com. The Company expects barnesandnoble.com to continue to spend significant amounts to grow its Internet business, including amounts for advertising, strategic alliances like those with America Online and Lycos, and technology and equipment improvements. barnesandnoble.com has $200 million available from the Bertelsmann investment to pay for those items. The Company believes those expenditures will result in increased sales and eventually in profits. However, there is no guarantee that that will happen.

     Because Internet retailing is still in a relatively early stage of development, there is no guarantee that use of the Internet for retail purchases will become widespread. Consumer concerns about privacy and security may hinder the growth of Internet retailing. The Company also may be unable to develop new strategic alliances to increase consumer traffic to the Company's Web site. The Company may be unsuccessful in renewing existing strategic alliances or, if they are renewed, it may be at higher cost.


Year 2000 Compliance

     Many computer systems and software use only two digits to identify the year of any date. Beginning in the year 2000, these systems and software will need to use four digits to distinguish 21st century dates from 20th century dates. As a result, computer systems and software used by the Company and other companies may need to be upgraded to comply with these "Year 2000" requirements. The Company has been working to address this problem by testing its systems and making changes where necessary. The Company has also been working with other companies that supply it goods and services to determine if their systems will meet Year 2000 requirements. It is not clear what effects will result from noncompliance with these requirements. These effects could include an inability of the Company or its suppliers to process transactions, send invoices or conduct other normal business activity. These effects could significantly impact the Company's profitability.



                               USE OF PROCEEDS


     All of the Shares to be sold under this Prospectus will be sold by the Selling Stockholders. The Company will not receive any of the proceeds of those sales.



                            SELLING STOCKHOLDERS


     The table below shows certain information about the Shares covered by this Prospectus and other shares of Company Common Stock beneficially owned by the Selling Stockholders on the date of this Prospectus. This table assumes that all Shares covered by this Prospectus will be sold by the Selling Stockholders and that no additional shares of Common Stock are bought or sold by any Selling Stockholder.


                                         Number of    Number     Percentage
                           Number of      Shares    of Shares    of Shares
                            Shares      Covered by    to be        to be
                         Beneficially      this     Held After   Held After
                             Owned      Prospectus   Offering     Offering
                         ------------   ----------  ----------   ----------
Dia Center for the Arts    150,000        150,000        0          0
The Riggio Foundation    1,548,500        300,000   1,248,500       1.8%


                            PLAN OF DISTRIBUTION

     The Shares may be sold from time to time by the Selling Stockholders, or by their pledgees, donees, transferees or other successors-in-interest.
Sales may be made on one or more exchanges or in the over-the-counter market, or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. Transactions in which the Shares may be sold include but are not limited to: (1) a block trade in which a broker or dealer will attempt to sell Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (2) purchases by a broker or dealer as principal and resale by or for that broker or dealer under this Prospectus; (3) ordinary brokerage transactions and transactions in which the broker solicits buyers; and (4) through put or call option transactions relating to the Shares or short sales of Shares. In addition, any Shares which qualify for sale under Rule 144 of the Securities Act of 1933 may be sold under that Rule instead of under this Prospectus.

     The Selling Stockholders may effect transactions by selling Shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of Shares for whom these broker-dealers may act as agent or to whom they may sell as principal, or both. The Selling Stockholders and any broker-dealers that act in connection with the sale of the Shares might be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

     The expenses of the registration of the Shares, and any commissions, discounts and brokerage fees payable to broker-dealers in connection with the sale of Shares, will be paid by the Selling Stockholders.


                                LEGAL MATTERS

     Certain legal matters in connection with the Shares have been passed upon for the Company by Robinson Silverman Pearce Aronsohn & Berman LLP, 1290 Avenue of the Americas, New York, New York 10104. Michael N. Rosen, a senior member of Robinson Silverman Pearce Aronsohn & Berman LLP, is a Director and Secretary of the Company and is deemed to be the beneficial owner of 52,000 shares of Common Stock.

                                   EXPERTS

     The financial statements of the Company included in the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1998 and incorporated by reference into this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report incorporated into this Prospectus by reference, and are incorporated into this Prospectus in reliance upon that report given upon the authority of BDO Seidman, LLP as experts in auditing and accounting.


                            AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and files reports, proxy statements and other information with the Securities and Exchange Commission. These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at its offices at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; or at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these materials can also be obtained by mail from the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. For further information on the operation of the public reference rooms, please call 1-800-SEC-0330. The Commission also maintains a Web site containing reports, proxy statements and other information regarding registrants that file electronically. The address of that Web site is http://www.sec.gov.

     In addition, the Common Stock is listed on the New York Stock Exchange under the symbol "BKS", and reports, proxy statements and other information concerning the Company can be inspected and copied at the New York Stock Exchange 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933 regarding the Common Stock covered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and its exhibits, as permitted by the rules and regulations of the Commission. For further information about the Company and the Common Stock, you should refer to the Registration Statement and its exhibits, copies of which may be inspected and copied at the Public Reference Section of the Commission referred to above.

     The Company also furnishes its stockholders with annual reports containing audited financial statements, quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year and proxy material for the Company's annual meetings.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The following documents filed with the Commission are incorporated into this Prospectus by reference:

          (1) the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1998;

          (2) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 2, 1998;

          (3) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 1, 1998;

          (4) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1998;

          (5)  the Company's Report on Form 8-K dated July 15, 1998;

          (6)  the Company's Report on Form 8-K dated November 12, 1998; and

          (7) the description of the Common Stock contained in Item 1 of the Company's Registration Statement on Form 8-A filed with the Commission on September 2, 1993.

     All documents filed by the Company under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this Prospectus should be considered incorporated by reference into this Prospectus from the date they are filed, unless the Company files a post-effective amendment indicating that all Shares have been sold or deregistering all unsold Shares. You should consider those subsequent filings as modifying or superceding the statements contained in this Prospectus or in prior documents to which you were referred.

     By your written or oral request, you may obtain from the Company, without charge, a copy of any document to which you have been referred (other than exhibits, unless you have been specifically referred to them). Written requests should be directed to: Director of Investor Relations, Barnes & Noble, Inc., 122 Fifth Avenue, New York, New York 10011. The Company's telephone number is (212) 633-3300.

                                   PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution

     The following table itemizes the expenses of the Selling Stockholders in connection with the offering of the Shares being registered. All the amounts shown are estimates except the Securities and Exchange Commission registration fee.

                 Item                                            Amount

Securities and Exchange Commission Registration Fee. . . .   $    4,035

Legal Fees and Expenses. . . . . . . . . . . . . . . . . .        5,000

Miscellaneous Expenses . . . . . . . . . . . . . . . . . .          965
                                                              __________
               TOTAL . . . . . . . . . . . . . . . . . . .    $   10,000
                                                              __________


Item 15.  Indemnification of Directors and Officers

     Section 145 of the Delaware General Corporation Law and Article X of the Company's By-laws provide for the indemnification of the Company's directors and officers in a variety of circumstances, which may include liabilities under the Securities Act of 1933, as amended (the "Securities Act").

     Article X of the Company's By-laws generally requires the Company to indemnify its directors and officers against all liabilities (including judgments, settlements, fines and penalties) and reasonable expenses incurred in connection with the investigation, defense, settlement or appeal of any type of action, whether instituted by a third party or a stockholder (either directly or derivatively) and including specifically, but without limitation, actions brought under the Securities Act and/or the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     In addition, the Company's Certificate of Incorporation, as amended, contains a provision which eliminates the personal liability of a director to the Company and its stockholders for certain breaches of his or her fiduciary duty of care as a director. This provision does not, however, eliminate or limit the personal liability of a director (i) for any breach of such director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under the Delaware statutory provision making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. This provision offers persons who serve on the Board of Directors of the Company protection against awards of monetary damages resulting from breaches of their duty of care (except as indicated above), including grossly negligent business decisions made in connection with takeover proposals for the Company. As a result of this provision, the ability of the Company or a stockholder thereof to successfully prosecute an action against a director for a breach of his or her duty of care has been limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his or her duty of care.

     It is currently unclear as a matter of law what impact these provisions will have regarding securities law violations. The Securities and Exchange Commission takes the position that indemnification of directors, officers and controlling persons against liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and therefore is unenforceable.


Item 16.  Exhibits

     5.1 Opinion of Robinson Silverman Pearce Aronsohn & Berman LLP as to legality of securities being registered.
     23.1 Consent of Robinson Silverman Pearce Aronsohn & Berman LLP (included as part of Exhibit 5.1).
     23.2 Independent Auditors' Consent of BDO Seidman, LLP.
     24.1 Power of attorney (included on signature page).


Item 17.  Undertakings

     (a)  The Company hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any Prospectus required by Section 10(a)(3) of the Securities Act;

               (ii) To reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the registration statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

               provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in the post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Company pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be in initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The Company hereby further undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's Annual Report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                 SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 22, 1998.

                                  BARNES & NOBLE, INC.


                                  By: /s/ Leonard Riggio
                                      __________________________________
                                      Leonard Riggio, Chairman of the
                                        Board and Chief Executive Officer


                              POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Leonard Riggio, Stephen Riggio and Michael N. Rosen, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date(s) indicated.

Name                    Title                                       Date
----                    -----                                       ----


/s/Leonard Riggio       Chairman of the Board and           December 22, 1998
----------------------  Chief Executive Officer
Leonard Riggio          (Principal Executive Officer)

/s/Marie J. Toulantis   Executive Vice President, Finance   December 22, 1998
----------------------  (Principal Finance and Accounting
Marie J. Toulantis      Officer)

/s/Matthew A. Berdon    Director                            December 22, 1998
----------------------
Matthew A. Berdon

/s/William Dillard, II   Director                           December 22, 1998
----------------------
William Dillard, II

/s/Jan Michiel Hessels   Director                           December 22, 1998
----------------------
Jan Michiel Hessels

/s/Irene R. Miller       Director                           December 22, 1998
----------------------
Irene R. Miller

/s/ Margaret Monaco      Director                           December 22, 1998
----------------------
Margaret Monaco

/s/Stephen Riggio        Vice Chairman and Director         December 22, 1998
----------------------
Stephen Riggio

/s/Michael N. Rosen      Secretary and Director             December 22, 1998
----------------------
Michael N. Rosen

/s/ William Sheluck, Jr. Director                           December 22, 1998
----------------------
William Sheluck, Jr.

                                EXHIBIT INDEX



Exhibit                                               Page Number in Signed
   No.             Description                        Registration Statement

  5.1   Opinion of Robinson Silverman Pearce Aronsohn
        & Berman LLP, counsel to the Company, as to the legality of securities being registered.

 23.1   Consent of Robinson Silverman Pearce Aronsohn
        & Berman LLP (included as part of Exhibit 5.1).

 23.2   Independent Auditor's Consent of BDO Seidman, LLP.

 24.1 Power of Attorney (included on signature page of this Registration Statement).